Stoecklein Law Group, LLP

Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	Email: djs@slgseclaw.com
San Diego, California 92101	Web: www.slgseclaw.com

April 8, 2014

Brian McAllister
Staff Accountant
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:           Blackcraft Cult, Inc.
Form 8-K
Filed April 3, 2014
File No. 000-54898

Dear Mr. McAllister,

This correspondence is in response to your letter dated April 8, 2014 in reference to our filing of the Form 8-K filed on April 3, 2014 on behalf of Blackcraft Cult, Inc. (the “Company”), your file number 000-54898.

We have keyed our responses to your comment items in their original numeric order.

Form 8-K filed on April 3, 2014

Item 4.01 Changes in the Registrants Certifying Accountant, page 2

1.
We refer you to paragraphs 2 and 3. Please revise to state whether the principal accountants report on the financial statements for the past 2 years contained and adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-K.

Response:                      The Company has revised its Form 8-K to state that the principal accountants report on the financial statements for the past 2 years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

Blackcraft Cult, Inc.
April 8, 2014

2.
Please revise paragraph 4 to state for the past 2 years and subsequent interim period whether there were any disagreements with the former accountant, as described in Item 304(a)(1)(iv) of Regulation S-K.

Response:  The Company has revised paragraph 4 to state that for the past 2 years and subsequent interim period there were no disagreements with the former accountant.

3.
Please also revise paragraph 6 to state for the past 2 years and subsequent interim period to state neither the registrant nor anyone on its behalf has consulted the newly engaged accountant, as required by Item 304(a)(1)(iv) of Regulation S-K.

Response:  The Company has revised paragraph 6 to state that for the past 2 years and subsequent interim period neither the registrant nor anyone on its behalf has consulted the newly engaged accountant.

4.	In the amendment to your Form 8-K please furnish a revised letter from your former accountant stating the extent to which it agrees with the statements made in the amendment.

Response:  In the amended Form 8-K the Company has included a revised letter from the former accountant stating the extent to which it agrees with the statements made in the amendment.

In connection with the response to your comments, Blackcraft Cult, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact myself or Jennifer Trowbridge at 619-704-1310.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP